

**Exhibit 99.1**

陆金所控股
LUFAX

# Lufax Holding Ltd
# 陆金所控股有限公司

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 6623)**

**(NYSE Stock Ticker: LU)**

## INSIDE INFORMATION

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

By way of background, the Group previously funded the financial needs of the Company and its overseas subsidiaries through various channels, including overseas financing, cross-border lending of funds and one-off dividend distribution by domestic subsidiaries in 2024. Due to (i) the impact on overseas financing capacities of the Company caused by the delay in the publication of the financial results of the Company for the year ended December 31, 2024 and the six months ended June 30, 2025, (ii) the ongoing funding needs of the Company and its overseas subsidiaries and (iii) the requirement to reduce the size of the cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Company are expected to make significant dividend distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Such dividend distributions among various levels of subsidiaries within the Group will result in withholding tax and/or income tax payments by the Group companies. In view of the dividend distribution arrangement and the future funding plans, the Company expects to recognize an approximate amount of RMB633 million of tax expenses in 2025.

The Group's financial health remains sound, and the Company expects that the aforementioned tax expenses will not have any material adverse impact on its operations. The above tax expenses are subject to the final audited results of the Group, which will be announced by the Company in accordance with applicable rules and regulations in due course.

By order of the Board
**Lufax Holding Ltd**
**Dicky Peter YIP**
*Chairman of the Board*

Hong Kong, December 24, 2025

*As of the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.*